FILE NO._____

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

FORM U-3A-2/A

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, this amended statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amended Form U-3A-2/A is being filed to reflect certain reclassifications to the consolidating financial statements that were included in the Form U-3A-2 filed February 26, 2002. This amended Form U-3A-2/A amends and supercedes the Form U-3A-2 filed February 26, 2002. OGE Energy Corp. submits the following information:

1.   Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

OGE Energy Corp. (the "Company") is a public utility holding company, which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. At December 31, 2001, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E"), Enogex Inc. ("Enogex"), Origen Inc. ("Origen") and OGE Capital Trust.

OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E's electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of

1

Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). At December 31, 2001, Enogex had six wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc., Enogex Exploration Corporation, Enogex Arkansas Pipeline Corporation, Enogex Gas Gathering, L.L.C. and Transok Holding, LLC. At December 31, 2001, Enogex Products Corporation owned one hundred percent interests in Belvan Corp., Belvan Partners, L.P. and Todd Ranch Partners, L.P., and an eighty percent interest in NuStar Joint Venture. Enogex Arkansas Pipeline Corporation owned a seventy-five percent interest in NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned one hundred percent interests in Ozark Gas Transmission, L.L.C., Arkansas Western Pipeline, L.L.C., NOARK Energy Services, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C. At February 1, 2001, Arkansas Western Pipeline, L.L.C. was merged into Ozark Gas Transmission L.L.C. Transok Holding, LLC owned a one hundred percent interest in Transok, LLC. Transok, LLC owned one hundred percent interests in Transok Gas Gathering, LLC, Transok Gas Processing, LLC and Transok Gas, LLC. Enogex and five of its subsidiaries were incorporated under the laws of the State of Oklahoma. Transok Holding, LLC and its subsidiaries are Delaware limited liability companies. The subsidiaries of Enogex: own and operate gas processing plants in Oklahoma and west Texas; are engaged in the gathering, transmission and processing of natural gas; are engaged in the buying, selling and brokering of energy (natural gas, electricity and natural gas liquids); and participate in the drilling for and production of natural gas (some crude, on occasion). The subsidiaries of Enogex are not "public utility companies" within the meaning of the Act.

Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

2.   *A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.*

The Company owns no physical properties.

The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

3.   *The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:*

2

(a)   Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

```
                      MCF          Kwh Sold       Dollar Revenues From Sales
                   ---------    ----------------   --------------------------
      Retail        None        22,984,329,000       $  1,355,673,506
      Wholesale     None         1,956,460,000            65,483,069
                                ----------------      -----------------
      Totals                    24,940,789,000       $  1,421,156,575
                                ================      =================
```

(b)   Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in (a) above:

```
                      MCF          Kwh Sold        Dollar Retail Revenues
                   ---------    ----------------   --------------------------
      Arkansas      None         2,599,595,000        $  1,355,673,506
```

(c)   Outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in (a) above:

```
                      MCF          Kwh Sold        Dollar Wholesale Revenues
                   ---------    ----------------   --------------------------
      Arkansas      None           806,201,000        $     29,559,087
      State Line    None           329,040,000              10,225,228
                                ----------------      -----------------
      Totals                     1,135,241,000        $     39,784,315
                                ================      =================
```

(d)   Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

```
                                                         State Line
                        Total Company     Arkansas     (Other Utilities)
                        -------------    ------------   -----------------
      Mcf                   None              -                 -
      Kwh by OG&E        973,978,200       7,782,200        966,196,000
      Revenue by OG&E  $  57,493,327     $   344,196    $    39,784,315
```

4.   *The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:*

(a)   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b)   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

3

(c)   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d)   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e)   Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Item 4 is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

4

EXHIBITS

A. *Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.*

B. *An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.*

Exhibit B is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

5

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 17th day of May 2002.

OGE ENERGY CORP.
(Registrant)

By   /s/ Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

CORPORATE SEAL

Attest:

/s/ Irma B. Elliott
Irma B. Elliott
Vice President and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. BOX 321, Oklahoma City, Oklahoma 73101-0321

6

EXHIBIT INDEX

Exhibit   Description

A.   *Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.*

7

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents...............	$ 32,100	$ 380	$ –	$ 13
Accounts receivable - customers, less reserve of $8,863................	–	98,342	106,813	–
Accounts receivable - affiliates........	–	–	515	327
Advances to parent......................	–	–	65,793	–
Accrued unbilled revenues...............	–	35,600	–	–
Accounts receivable-other...............	280	12,073	4,570	35
Fuel inventories........................	–	54,882	22,327	–
Materials and supplies, at average cost..	2,029	32,640	4,067	–
Prepayments and other...................	1,963	35,480	3,660	–
Price risk management...................	–	–	21,238	–
Accumulated deferred tax assets.........	828	7,493	1,714	–
Total current assets...................	37,200	276,890	230,697	375
OTHER PROPERTY AND INVESTMENTS, at cost....	1,394,985	15,500	2,647	1,142
PROPERTY, PLANT AND EQUIPMENT:				
In service.............................	46,426	3,961,652	1,499,162	–
Construction work in progress...........	654	22,497	24,661	–
Total property, plant and equipment....	47,080	3,984,149	1,523,823	–
Less accumulated depreciation........	20,334	1,978,872	292,098	–
Net property, plant and equipment........	26,746	2,005,277	1,231,725	–
DEFERRED CHARGES:				
Advance payments for gas...............	–	8,500	–	–
Income taxes recoverable through future rates..........................	–	37,615	–	–
Intangible asset - unamortized prior service cost....................	4,883	42,435	–	–
Prepaid benefit obligation (1)..........	6,154	11,850	3,311	–
Price risk management..................	–	–	13,390	–
Other..................................	10,545	36,278	38,981	57
Total deferred charges...............	21,582	136,678	55,682	57
TOTAL ASSETS.............................	$ 1,480,513	$ 2,434,345	$ 1,520,751	$ 1,574

(dollars in thousands)	OGE Capital Trust	Consolidating Adjustments	OGE Consolidated Statements
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents...............	$ -	$ -	$ 32,493
Accounts receivable - customers,			
less reserve of $8,863...............	-	-	205,155
Accounts receivable - affiliates.......	209,680	(210,522)	-
Advances to parent.....................	-	(65,793)	-
Accrued unbilled revenues..............	-	-	35,600
Accounts receivable-other..............	-	-	16,958
Fuel inventories.......................	-	-	77,209
Materials and supplies, at			
average cost........................	-	-	38,736
Prepayments and other..................	-	-	41,103
Price risk management..................	-	-	21,238
Accumulated deferred tax assets........	-	-	10,035
Total current assets................	209,680	(276,315)	478,527
OTHER PROPERTY AND INVESTMENTS, at cost..	-	(1,373,956)	40,318
PROPERTY, PLANT AND EQUIPMENT:			
In service............................	-	-	5,507,240
Construction work in progress.........	-	-	47,812
Total property, plant and equipment..	-	-	5,555,052
Less accumulated depreciation......	-	-	2,291,304
Net property, plant and equipment......	-	-	3,263,748
DEFERRED CHARGES:			
Advance payments for gas...............	-	-	8,500
Income taxes recoverable through			
future rates........................	-	-	37,615
Intangible asset - unamortized prior			
service cost........................	-	-	47,318
Prepaid benefit obligation (1)........	-	-	21,315
Price risk management.................	-	-	13,390
Other..................................	-	-	85,861
Total deferred charges..............	-	-	213,999
TOTAL ASSETS...........................	$ 209,680	$ (1,650,271)	$ 3,996,592

(1) Amended to reflect the reclassification of the accrued pension asset from
    "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

8

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Short-term debt...............................	$ 115,000	$ –	$ –	$ –
Accounts payable - affiliates..................	184,655	25,867	–	–
Advances from subsidiary......................	65,793	–	–	–
Accounts payable..............................	2,330	63,577	87,316	–
Dividends payable.............................	25,909	–	–	–
Customers' deposits...........................	–	28,423	–	–
Accrued taxes.................................	651	20,255	7,929	–
Accrued interest..............................	–	14,437	22,387	–
Long-term debt due within one year............	–	–	115,000	–
Provisions for payments of take or pay gas (2)..	–	30,800	–	–
Fuel clause over recoveries (2)...............	–	23,358	–	–
Price risk management.........................	584	–	7,341	–
Other (2).....................................	4,297	18,134	8,520	–
Total current liabilities....................	399,219	224,851	248,493	–
LONG-TERM DEBT.................................	–	700,379	625,924	–
DEFERRED CREDITS AND OTHER LIABILITIES:				
Accrued pension and benefit obligations (1).....	14,113	80,850	5,123	–
Accumulated deferred income taxes..............	2,795	438,972	193,179	–
Accumulated deferred investment tax credits.....	–	52,279	–	–
Price risk management.........................	–	2,412	1,347	–
Other...	3,879	9,000	26,033	–
Total deferred credits and other liabilities..	20,787	583,513	225,682	–
STOCKHOLDERS' EQUITY:				
Common stockholders' equity...................	444,689	512,446	386,667	5,001
Retained earnings.............................	617,924	433,094	33,985	(3,427)
Accumulated other comprehensive income (loss), net of tax.................................	(2,106)	(19,938)	–	–
Total stockholders' equity..................	1,060,507	925,602	420,652	1,574
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......	$ 1,480,513	$ 2,434,345	$ 1,520,751	$ 1,574

(dollars in thousands)	OGE Capital Trust	Consolidating Adjustments	OGE Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term debt.......................	$ -	$ -	$ 115,000
Accounts payable - affiliates..........	-	(210,522)	-
Advances from subsidiary...............	-	(65,793)	-
Accounts payable.......................	-	(9,265)	153,223
Dividends payable......................	-	-	25,909
Customers' deposits....................	-	-	28,423
Accrued taxes..........................	-	-	28,835
Accrued interest.......................	3,490	-	40,314
Long-term debt due within one year.....	-	-	115,000
Provisions for payments of take or pay gas (2)...........................	-	-	30,800
Fuel clause over recoveries (2)........	-	-	23,358
Price risk management..................	-	-	7,925
Other (2)..............................	-	-	30,951
Total current liabilities...........	3,490	(276,315)	599,738
LONG-TERM DEBT............................	200,000	-	1,526,303
DEFERRED CREDITS AND OTHER LIABILITIES:			
Accrued pension and benefit obligations (1)......................	-	-	100,086
Accumulated deferred income taxes......	-	-	634,946
Accumulated deferred investment tax credits.............................	-	-	52,279
Price risk management..................	-	-	3,759
Other..................................	-	-	38,912
Total deferred credits and other liabilities........................	-	-	829,982
STOCKHOLDERS' EQUITY:			
Common stockholders' equity............	6,190	(910,304)	444,689
Retained earnings......................	-	(463,652)	617,924
Accumulated other comprehensive income (loss), net of tax............	-	-	(22,044)
Total stockholders' equity..........	6,190	(1,373,956)	1,040,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............................	$ 209,680	$ (1,650,271)	$ 3,996,592

(1) Amended to reflect the reclassification of the accrued pension asset from "Accrued pension and benefit obligations" to "Prepaid benefit obligation."
(2) Amended to separately state these items from "Other Current Liabilities."

9

Exhibit A

OGE Energy Corp.
Consolidating Statement of Income
Year Ended December 31, 2001

(dollars in thousands except per share data)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.
OPERATING REVENUES...........................	$ -	$ 1,456,802	$ 1,767,734	$ -
COST OF GOODS SOLD...........................	-	766,491	1,541,825	-
Gross margin on revenues.....................	-	690,311	225,909	-
Other operation and maintenance..............	(10,015)	287,265	114,310	46
Depreciation and amortization................	7,705	119,794	53,725	-
Taxes other than income......................	2,357	46,612	16,404	2
OPERATING INCOME (LOSS)......................	(47)	236,640	41,470	(48)
OTHER INCOME (EXPENSES), NET.................	(420)	(2,463)	857	-
EARNINGS (LOSS) BEFORE INTEREST AND TAXES....	(467)	234,177	42,327	(48)
INTEREST INCOME (EXPENSES):				
Interest income..............................	5,030	2,443	3,387	41
Interest on long-term debt...................	-	(42,256)	(55,957)	-
Interest on trust preferred securities.......	-	-	-	-
Other interest charges.......................	(29,879)	(3,731)	(1,913)	-
Net interest income (expenses)..............	(24,849)	(43,544)	(54,483)	41
INCOME (LOSS) BEFORE TAXES...................	(25,316)	190,633	(12,156)	(7)
INCOME TAX EXPENSE (BENEFIT).................	(9,652)	69,427	(7,127)	(65)
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES............................	(15,664)	121,206	(5,029)	58
INCOME FROM SUBSIDIARIES.....................	116,235	-	-	-
NET INCOME (LOSS)............................	$ 100,571	$ 121,206	$ (5,029)	$ 58
AVERAGE COMMON SHARES OUTSTANDING (thousands).....................	77,929			
EARNINGS PER AVERAGE COMMON SHARE................................	$ 1.29			

OGE

(dollars in thousands)	OGE Capital Trust	Consolidating Adjustments	Consolidated Statements
OPERATING REVENUES......................	$ –	$ (42,173)	$ 3,182,363
COST OF GOODS SOLD......................	–	(42,173)	2,266,143
Gross margin on revenues................	–	–	916,220
Other operation and maintenance........	–	–	391,606
Depreciation and amortization..........	–	–	181,224
Taxes other than income...............	–	–	65,375
OPERATING INCOME (LOSS).................	–	–	278,015
OTHER INCOME (EXPENSES), NET.............	–	–	(2,026)
EARNINGS (LOSS) BEFORE INTEREST			
AND TAXES..............................	–	–	275,989
INTEREST INCOME (EXPENSES):			
Interest income.......................	17,268	(23,768)	4,401
Interest on long-term debt............	–	–	(98,213)
Interest on trust preferred			
securities...........................	(17,268)	–	(17,268)
Other interest charges................	–	23,768	(11,755)
Net interest income (expenses).......	–	–	(122,835)
INCOME (LOSS) BEFORE TAXES..............	–	–	153,154
INCOME TAX EXPENSE (BENEFIT).............	–	–	52,583
NET INCOME (LOSS) BEFORE CONTRIBUTION			
FROM SUBSIDIARIES.....................	–	–	100,571
INCOME FROM SUBSIDIARIES.................	–	(116,235)	–
NET INCOME (LOSS).......................	$ –	$ (116,235)	$ 100,571
AVERAGE COMMON SHARES			
OUTSTANDING (thousands)...............	77,929		
EARNINGS PER AVERAGE			
COMMON SHARE..........................	$ 1.29		

10

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

(dollars in thousands)	OGE Energy Corp.	Oklahoma Gas and Electric Company	Enogex Inc.	Origen Inc.
BALANCE AT BEGINNING OF PERIOD....................	$ 621,010	$ 415,525	$ 49,214	$(3,485)
ADD - net income (loss)...........................	100,571	121,206	(5,029)	58
Total.......................................	721,581	536,731	44,185	(3,427)
DEDUCT:				
Cash dividends declared				
on common stock...............................	103,657	103,637	10,200	–
BALANCE AT END OF PERIOD..........................	$ 617,924	$ 433,094	$ 33,985	$(3,427)

(dollars in thousands)	OGE Capital Trust	Consolidating Adjustments	OGE Consolidated Statements
BALANCE AT BEGINNING OF PERIOD....................	$ –	$ (461,254)	$ 621,010
ADD - net income (loss)...........................	–	(116,235)	100,571)
Total.......................................	–	(577,489)	721,581
DEDUCT:			
Cash dividends declared			
on common stock...............................	–	(113,837)	103,657
BALANCE AT END OF PERIOD..........................	$ –	$ (463,652)	$ 617,924

11

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources, Inc.	Enogex Exploration Corporation	Enoge Arkansa Pipeline (
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents.............	$ -	$ 4,349	$ 1,909	$ -	$ 3,
Accounts receivable - customers, less reserve of $2,689..............	837	5,493	65,841	2,314	5,
Accounts receivable - affiliates.......	646,056	-	-	15,714	
Advances to parent....................	65,793	-	-	-	
Accounts receivable-other.............	3,851	1	-	-	
Fuel inventories......................	-	-	-	-	
Materials and supplies, at average cost.........................	1,504	194	-	-	
Prepayments and other.................	1,704	74	1,015	819	
Price risk management.................	-	-	21,238	-	
Accumulated deferred tax assets........	1,224	-	476	-	
Total current assets................	720,969	10,111	90,479	18,847	8,
OTHER PROPERTY AND INVESTMENTS, at cost..	171,743	-	140	-	
PROPERTY, PLANT AND EQUIPMENT:					
In service............................	201,960	87,072	5,684	81,633	150,
Construction work in progress.........	2,969	1,805	-	-	
Total property, plant and equipment..	204,929	88,877	5,684	81,633	151,
Less accumulated depreciation......	86,612	18,707	2,244	39,529	10,
Net property, plant and equipment......	118,317	70,170	3,440	42,104	140,
DEFERRED CHARGES:					
Prepaid benefit obligation (1).........	3,311	-	-	-	
Price risk management.................	4,247	-	9,143	-	
Other.................................	9,460	1,750	7,877	-	8,
Total deferred charges..............	17,018	1,750	17,020	-	8,
TOTAL ASSETS............................	$1,028,047	$ 82,031	$ 111,079	$ 60,951	$ 157,

(dollars in thousands)	Enogex Gas Gathering, L.L.C.	Transok Holding, LLC	Consolidating Adjustments	Enogex Consolidated Statements
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents.............. $	–	$ –	$ (9,266)	$ –
Accounts receivable - customers,				
less reserve of $2,689...............	1,611	25,537	–	106,813
Accounts receivable - affiliates.......	–	–	(661,255)	515
Advances to parent.....................	–	–	–	65,793
Accounts receivable-other..............	–	718	–	4,570
Fuel inventories.......................	12,494	9,833	–	22,327
Materials and supplies, at				
average cost..........................	–	1,808	–	4,067
Prepayments and other..................	–	–	–	3,660
Price risk management..................	–	–	–	21,238
Accumulated deferred tax assets........	–	-14	–	1,714
Total current assets................	14,105	37,910	(670,521)	230,697
OTHER PROPERTY AND INVESTMENTS, at cost..	–	30	(169,266)	2,647
PROPERTY, PLANT AND EQUIPMENT:				
In service.............................	211,663	760,694	–	1,499,162
Construction work in progress..........	5,201	14,048	–	24,661
Total property, plant and equipment..	216,864	774,742	–	1,523,823
Less accumulated depreciation......	82,465	51,769	–	292,098
Net property, plant and equipment......	134,399	722,973	–	1,231,725
DEFERRED CHARGES:				
Prepaid benefit obligation (1).........	–	–	–	3,311
Price risk management..................	–	–	–	13,390
Other..................................	4,388	11,723	(4,860)	38,981
Total deferred charges..............	4,388	11,723	(4,860)	55,682
TOTAL ASSETS............................ $	152,892	$ 772,636	$ (844,647)	$ 1,520,751

(1) Amended to reflect the reclassification of the accrued pension asset from
    "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

12

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources, Inc.	Enogex Exploration Corporation	Enoge[x] Arkansa[s] Pipeline [C]
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Accounts payable - affiliates..........	$ -	$ 38,780	$ 24,911	$ -	$ 64,
Accounts payable.......................	6,766	4,784	58,827	163	3,
Accrued taxes..........................	1,105	547	16	12	
Accrued interest.......................	17,741	-	-	-	
Long-term debt due within one year.....	63,000	-	-	-	2,
Price risk management..................	-	-	7,341	-	
Other..................................	4,057	9	16	-	
Total current liabilities...........	92,669	44,120	91,111	175	71,
LONG-TERM DEBT.........................	434,247	-	-	-	78,
DEFERRED CREDITS AND OTHER LIABILITIES:					
Accrued pension and benefit obligations (1).....................	5,055	-	68	-	
Accumulated deferred income taxes......	64,297	7,137	(64)	11,792	10,
Price risk management..................	-	-	1,347	-	
Other..................................	11,127	10,762	-	-	1,
Total deferred credits and other liabilities......................	80,479	17,899	1,351	11,792	11,
STOCKHOLDERS' EQUITY:					
Common stockholders' equity............	386,667	3,713	15,001	12,751	
Retained earnings......................	33,985	16,299	3,616	36,233	(3,
Total stockholders' equity..........	420,652	20,012	18,617	48,984	(3,
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................	$1,028,047	$ 82,031	$ 111,079	$ 60,951	$ 157,

(dollars in thousands)	Enogex Gas Gathering, L.L.C.	Transok Holding, LLC	Consolidating Adjustments	Enogex Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates......... $	3929946	$ 492,616	$ (661,254)	$ -
Accounts payable......................	66	22,823	(9,265)	87,316
Accrued taxes.........................	535	4,782	-	7,929
Accrued interest......................	-	4,211	-	22,387
Long-term debt due within one year.....	-	50,000	-	115,000
Price risk management.................	-	-	-	7,341
Other.................................	9	4,426	-	8,520
Total current liabilities...........	40,604	578,858	(670,519)	248,493
LONG-TERM DEBT..........................	-	113,250	-	625,924
DEFERRED CREDITS AND OTHER LIABILITIES:				
Accrued pension and benefit obligations (1).....................	-	-	-	5,123
Accumulated deferred income taxes......	-	99,232	-	193,179
Price risk management.................	-	-	-	1,347
Other.................................	-	8,003	(4,862)	26,033
Total deferred credits and other liabilities.......................	-	107,235	(4,862)	225,682
STOCKHOLDERS' EQUITY:				
Common stockholders' equity...........	91,327	-	(122,793)	386,667
Retained earnings.....................	20,961	(26,707)	(46,473)	33,985
Total stockholders' equity..........	112,288	(26,707)	(169,266)	420,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................... $	152,892	$ 772,636	$ (844,647)	$ 1,520,751

(1) Amended to reflect the reclassification of the accrued pension asset from "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

13

Exhibit A

Enogex Inc.
Consolidating Statement of Income
Year Ended December 31, 2001

(dollars in thousands)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources, Inc.	Enogex Exploration Corporation	Enogex Arkansas Pipeline (
OPERATING REVENUES......................	$ 37,604	$ 154,996	$ 1,291,299	$ 22,092	$ 82
COST OF GOODS SOLD.....................	(9,541)	127,816	1,280,773	–	68
Gross margin on revenues................	47,145	27,180	10,526	22,092	14
Other operation and maintenance.......	6,221	19,883	12,392	8,222	6
Depreciation and amortization.........	8,013	4,059	2,427	5,271	3
Taxes other than income...............	1,756	866	460	119	1
OPERATING INCOME (LOSS).................	31,155	2,372	(4,753)	8,480	3
OTHER INCOME (EXPENSES), NET............	317	(1,195)	(5)	230	
EARNINGS (LOSS) BEFORE INTEREST AND TAXES..............................	31,472	1,177	(4,758)	8,710	4
INTEREST INCOME (EXPENSES):					
Interest income.......................	42,735	217	301	–	
Interest on long-term debt............	(37,517)	–	–	–	(5
Other interest charges................	(757)	–	(114)	–	
Net interest income (expenses).......	4,461	217	187	–	(5
INCOME (LOSS) BEFORE TAXES..............	35,933	1,394	(4,571)	8,710	(1
INCOME TAX EXPENSE (BENEFIT)............	14,547	389	(1,729)	569	
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.....................	21,386	1,005	(2,842)	8,141	
LOSS FROM SUBSIDIARIES..................	(26,415)	–	–	–	
NET INCOME (LOSS).......................	$ (5,029)	$ 1,005	$ (2,842)	$ 8,141	$

(dollars in thousands)	Enogex Gas Gathering, L.L.C.	Transok Holding, LLC	Consolidating Adjustments	Enogex Consolidated Statements
OPERATING REVENUES.......................	$ 130,428	$ 516,055	$ (467,202)	$ 1,767,734
COST OF GOODS SOLD.......................	108,888	432,881	(467,202)	1,541,825
Gross margin on revenues.................	21,540	83,174	-	225,909
Other operation and maintenance........	20,059	41,058	-	114,310
Depreciation and amortization..........	9,021	21,468	-	53,725
Taxes other than income...............	2,050	10,104	-	16,404
OPERATING INCOME (LOSS)..................	(9,590)	10,544	-	41,470
OTHER INCOME (EXPENSES), NET.............	97	427	-	857
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.................................	(9,493)	10,971	-	42,327
INTEREST INCOME (EXPENSES):				
Interest income........................	25	89	(40,106)	3,387
Interest on long-term debt.............	-	(13,004)	-	(55,957)
Other interest charges.................	(664)	(39,996)	40,106	(1,913)
Net interest income (expenses).......	(639)	(52,911)	-	(54,483)
INCOME (LOSS) BEFORE TAXES...............	(10,132)	(41,940)	-	(12,156)
INCOME TAX EXPENSES (BENEFIT)............	(3,882)	(16,110)	-	(7,127)
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.......................	(6,250)	(25,830)	-	(5,029)
LOSS FROM SUBSIDIARIES...................	-	-	26,415	-
NET INCOME (LOSS)........................	$ (6,250)	$ (25,830)	$ 26,415	$ (5,029)

14

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

(dollars in thousands)	Enogex Inc.	Enogex Products Corporation	OGE Energy Resources, Inc.	Enogex Exploration Corporation	Enogex Arkansas Pipeline Co
BALANCE AT BEGINNING OF PERIOD...........	$ 49,214	$ 15,294	$ 6,458	$ 28,092	$ (3,2
ADD - net income (loss)..................	(5,029)	1,005	(2,842)	8,141	(63
Total................................	44,185	16,299	3,616	36,233	(3,9
DEDUCT:					
Cash dividends declared on common stock......................	10,200	-	-	-	-
BALANCE AT END OF PERIOD.................	$ 33,985	$ 16,299	$ 3,616	$ 36,233	$ (3,9

(dollars in thousands)	Enogex Gas Gathering, L.L.C.	Transok Holding, LLC	Consolidating Adjustments	Enogex Consolidated Statements
BALANCE AT BEGINNING OF PERIOD...........	$ 27,211	$ (877)	$ (72,888)	$ 49,214
ADD - net income (loss)..................	(6,250)	(25,830)	26,415	(5,029)
Total................................	(20,961)	(26,707)	(46,473)	44,185
DEDUCT:				
Cash dividends declared on common stock......................	-	-	-	10,200
BALANCE AT END OF PERIOD.................	$ 20,961	$ (26,707)	$ (46,473)	$ 33,985

15

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	Enogex Products Corporation	Belvan Corporation	Belvan Partners, L.P.	Todd Ranch Partners, L.P.
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents..........................	$ –	$ 449	$ –	$ –
Accounts receivable - customers,				
less reserve of $170..........................	35	870	–	–
Accounts receivable - affiliates...............	–	–	–	2,088
Accounts receivable - other....................	–	1	–	–
Materials and supplies, at average cost.........	–	–	–	–
Prepayments and other...........................	–	–	–	–
Total current assets.........................	35	1,320	–	2,088
OTHER PROPERTY AND INVESTMENTS, at cost...........	48,477	86	–	–
PROPERTY, PLANT AND EQUIPMENT:				
In service.......................................	24,838	70	7,959	1,222
Construction work in progress...................	305	–	841	–
Total property, plant and equipment..........	25,143	70	8,800	1,222
Less accumulated depreciation..............	7,698	61	1,871	277
Net property, plant and equipment.............	17,445	9	6,929	945
DEFERRED CHARGES:				
Other..	976	–	84	10
TOTAL ASSETS.....................................	$ 66,933	$ 1,415	$ 7,013	$ 3,043

(dollars in thousands)	NuStar Joint Venture	Consolidating Adjustments	EPC Consolidated Statements
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents..............	$ 3,975	$ (75)	$ 4,349
Accounts receivable - customers,			
less reserve of $170................	4,588	–	5,493
Accounts receivable - affiliates.......	–	(2,088)	–
Accounts receivable-other.............	–	–	1
Materials and supplies, at			
average cost........................	194	–	194
Prepayments and other................	74	–	74
Total current assets................	8,831	(2,163)	10,111
OTHER PROPERTY AND INVESTMENTS, at cost..	–	(48,563)	–
PROPERTY, PLANT AND EQUIPMENT:			
In service............................	52,983	–	87,072
Construction work in progress.........	659	–	1,805
Total property, plant and equipment..	53,642	–	88,877
Less accumulated depreciation......	8,800	–	18,707
Net property, plant and equipment......	44,842	–	70,170
DEFERRED CHARGES:			
Other.................................	680	–	1,750
TOTAL ASSETS............................	$ 54,353	$ (50,726)	$ 82,031

16

Exhibit A


Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001


(dollars in thousands)	Enogex Products Corporation	Belvan Corporation	Belvan Partners, L.P.	Todd Ranch Partners, L.P.
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates...................	$ 38,315	$ 906	$ 1,237	$ -
Accounts payable...............................	1,387	789	-	-
Accrued taxes..................................	78	-	69	-
Other..	4	1	-	-
Total current liabilities....................	39,784	1,696	1,306	-
DEFERRED CREDITS AND OTHER LIABILITIES:				
Accumulated deferred income taxes..............	7,137	-	-	-
Other..	-	218	-	-
Total deferred credits and other liabilities..	7,137	218	-	-
STOCKHOLDERS' EQUITY:				
Common stockholders' equity....................	3,713	313	9,400	4,157
Retained earnings..............................	16,299	(812)	(3,693)	(1,114)
Total stockholders' equity...................	20,012	(499)	5,707	3,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........	$ 66,933	$ 1,415	$ 7,013	$ 3,043

(dollars in thousands)	NuStar Joint Venture	Consolidating Adjustments	EPC Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable - affiliates...................	$ 410	$ (2,088)	$ 38,780
Accounts payable................................	2,683	(75)	4,784
Accrued taxes...................................	400	–	547
Other...	4	–	9
Total current liabilities...................	3,497	(2,163)	44,120
DEFERRED CREDITS AND OTHER LIABILITIES:			
Accumulated deferred income taxes...............	–	–	7,137
Other...	466	10,078	10,762
Total deferred credits and other liabilities..	466	10,078	17,899
STOCKHOLDERS' EQUITY:			
Common stockholders' equity.....................	28,975	(42,845)	3,713
Retained earnings...............................	21,415	(15,796)	16,299
Total stockholders' equity...................	50,390	(58,641)	20,012
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........	$ 54,353	(50,726)	82,031

17

Exhibit A


Enogex Products Corporation
Consolidating Statement of Income
Year Ended December 31, 2001


(dollars in thousands)	Enogex Products Corporation	Belvan Corporation	Belvan Partners, L.P.	Todd Ranch Partners, L.P.
OPERATING REVENUES...............................	$ 59,146	$ -	$ 18,232	$ 2,333
COST OF GOODS SOLD...............................	47,318	-	16,876	2,136
Gross margin on revenues.........................	11,828	-	1,356	197
Other operation and maintenance................	6,808	261	5,381	2,359
Depreciation and amortization...................	964	19	577	223
Taxes other than income........................	341	8	88	1
OPERATING INCOME (LOSS)...........................	3,715	(288)	(4,690)	(2,386)
OTHER INCOME (EXPENSES), NET.....................	(2)	-	-	27
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........	3,713	(288)	(4,690)	(2,359)
Interest income.................................	-	50	-	-
INCOME (LOSS) BEFORE TAXES.......................	3,713	(238)	(4,690)	(2,359)
INCOME TAX EXPENSE...............................	389	-	-	-
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES...............................	3,324	(238)	(4,690)	(2,359)
LOSS FROM SUBSIDIARIES...........................	(2,319)	(70)	-	-
NET INCOME (LOSS).................................	$ 1,005	$ (308)	$ (4,690)	$ (2,359)

(dollars in thousands)	NuStar Joint Venture	Consolidating Adjustments	EPC Consolidated Statements
OPERATING REVENUES...............................	$ 78,730	$ (3,445)	$ 154,996
COST OF GOODS SOLD...............................	64,692	(3,206)	127,816
Gross margin on revenues.........................	14,038	(239)	27,180
Other operation and maintenance.................	5,314	(240)	19,883
Depreciation and amortization...................	2,276	–	4,059
Taxes other than income.........................	428	–	866
OPERATING INCOME (LOSS)...........................	6,020	1	2,372
OTHER INCOME (EXPENSES), NET......................	21	(1,241)	(1,195)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........	6,041	(1,240)	1,177
Interest income.................................	167	–	217
INCOME (LOSS) BEFORE TAXES........................	6,208	(1,240)	1,394
INCOME TAX EXPENSE................................	–	–	389
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.................................	6,208	(1,240)	1,005
LOSS FROM SUBSIDIARIES............................	–	2,389	–
NET INCOME (LOSS).................................	$ 6,208	1,149	1,005

18

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

(dollars in thousands)	Enogex Products Corporation	Belvan Corporation	Belvan Partners, L.P.	Todd Ranch Partners, L.P.
BALANCE AT BEGINNING OF PERIOD...................	$ 15,294	$ (526)	$ 997	$ 1,245
ADD - net income (loss)...........................	1,005	(308)	(4,690)	(2,359)
ADD - adjustment to retained earnings.............	-	22	-	-
BALANCE AT END OF PERIOD.........................	$ 16,299	$ (812)	$ (3,693)	$ (1,114)

(dollars in thousands)	NuStar Joint Venture	EPC Consolidating Adjustments	Consolidated Statements
BALANCE AT BEGINNING OF PERIOD...................	$ 15,207	$ (16,923)	$ 15,294
ADD - net income (loss)...........................	6,208	1,149	1,005
ADD - adjustment to retained earnings.............	-	(22)	-
BALANCE AT END OF PERIOD.........................	$ 21,415	$ (15,796)	$ 16,299

19

Exhibit A


Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001


(dollars in thousands)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents......................	$ –	$ 3,008	$ –	$ 3,008
Accounts receivable – customers,				
less reserve of $736.........................	–	5,180	–	5,180
Accounts receivable – affiliates...............	–	366	(366)	–
Materials and supplies, at average cost........	–	561	–	561
Prepayments and other..........................	–	48	–	48
Total current assets.........................	–	9,163	(366)	8,797
OTHER PROPERTY AND INVESTMENTS, at cost..........	77,318	–	(77,318)	–
PROPERTY, PLANT AND EQUIPMENT:				
In service.....................................	–	189,309	(38,853)	150,456
Construction work in progress..................	–	638	–	638
Total property, plant and equipment..........	–	189,947	(38,853)	151,094
Less accumulated depreciation..............	–	27,561	(16,789)	10,772
Net property, plant and equipment..............	–	162,386	(22,064)	140,322
DEFERRED CHARGES:				
Other..	–	12,913	(4,270)	8,643
TOTAL ASSETS.....................................	$ 77,318	$ 184,462	$ (104,018)	$ 157,762


20


Exhibit A


Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001


(dollars in thousands)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates...................	$ 65,319	$ –	$ (366)	$ 64,953
Accounts payable...............................	–	3,152	–	3,152
Accrued taxes..................................	122	810	–	932
Accrued interest..............................	–	435	–	435
Long-term debt due within one year.............	–	2,000	–	2,000
Other..	–	3	–	3
Total current liabilities....................	65,441	6,400	(366)	71,475
LONG-TERM DEBT....................................	7,427	71,000	–	78,427
DEFERRED CREDITS AND OTHER LIABILITIES:				
Accumulated deferred income taxes..............	10,785	–	–	10,785
Other..	–	1,003	–	1,003
Total deferred credits and other liabilities..	10,785	1,003	–	11,788
STOCKHOLDERS' EQUITY:				
Common stockholders' equity....................	1	115,377	(115,377)	1
Retained earnings..............................	(6,336)	(9,318)	11,725	(3,929)
Total stockholders' equity....................	(6,335)	106,059	(103,652)	(3,928)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........	$ 77,318	$ 184,462	$ (104,018)	$ 157,762

21

Exhibit A


Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2001


(dollars in thousands)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
OPERATING REVENUES................................	$ –	$ 82,462	$ –	$ 82,462
COST OF GOODS SOLD................................	406	67,804	–	68,210
Gross margin on revenues.........................	(406)	14,658	–	14,252
Other operation and maintenance................	2,274	4,201	–	6,475
Depreciation and amortization..................	–	3,856	(390)	3,466
Taxes other than income........................	20	1,029	–	1,049
OPERATING INCOME (LOSS)..........................	(2,700)	5,572	390	3,262
OTHER INCOME, NET.................................	–	33	953	986
EARNINGS (LOSS) BEFORE INTEREST AND TAXES........	(2,700)	5,605	1,343	4,248
INTEREST INCOME (EXPENSES):				
Interest income.................................	–	126	–	126
Interest on long-term debt.....................	–	(5,976)	540	(5,436)
Other interest charges.........................	(486)	(2)	–	(488)
Net interest income (expenses)...............	(486)	(5,852)	540	(5,798)
LOSS BEFORE TAXES................................	(3,186)	(247)	1,883	(1,550)
INCOME TAX BENEFIT...............................	(911)	–	–	(911)
NET LOSS BEFORE CONTRIBUTION FROM SUBSIDIARIES....	(2,275)	(247)	1,883	(639)
INCOME FROM SUBSIDIARIES.........................	1,030	–	(1,030)	–
NET LOSS...	$ (1,245)	$ (247)	$ 853	$ (639)


22


Exhibit A


Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001


(dollars in thousands)	Enogex Arkansas Pipeline Corp.	NOARK Pipeline System, LP	Consolidating Adjustments	EAPC Consolidated Statements
BALANCE AT BEGINNING OF PERIOD..................	$ (4,794)	$ (9,071)	$ 10,575	$ (3,290)
ADD - net income (loss)........................	(1,245)	(247)	853	(639)
ADD - adjustment to retained earnings...........	(297)	-	297	-
BALANCE AT END OF PERIOD.......................	$ (6,336)	$ (9,318)	$ 11,725	$ (3,929)


23


Exhibit A

NOARK Pipeline System LP
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Arkansas Western Pipeline, L.L.C.	NOARK Energy Services, L.L.C.
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents.................	$ 4,351	$ -	$ -	$ -
Accounts receivable – customers,				
less reserve of $736....................	-	1,974	-	-
Accounts receivable – affiliates..........	-	838	-	-
Advances to parent........................	-	42,892	-	-
Materials and supplies, at average cost...	-	561	-	-
Prepayments and other.....................	-	48	-	-
Total current assets...................	4,351	46,313	-	-
OTHER PROPERTY AND INVESTMENTS, at cost.....	183,406	-	-	-
PROPERTY, PLANT AND EQUIPMENT:				
In service...............................	41	180,953	-	-
Construction work in progress............	-	202	-	-
Total property, plant and equipment.....	41	181,155	-	-
Less accumulated depreciation........	24	26,520	-	-
Net property, plant and equipment........	17	154,635	-	-
DEFERRED CHARGES:				
Other....................................	1,864	11,936	-	-
TOTAL ASSETS................................	$ 189,638	$ 212,884	$ -	$ -

(dollars in thousands)	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents.................	$ -	$ -	$ (1,343)	$ 3,008
Accounts receivable - customers, less reserve of $736....................	3,206	-	-	5,180
Accounts receivable - affiliates..........	-	2,436	(2,908)	366
Advances to parent........................	-	-	(42,892)	-
Materials and supplies, at average cost...	-	-	-	561
Prepayments and other.....................	-	-	-	48
Total current assets....................	3,206	2,436	(47,143)	9,163
OTHER PROPERTY AND INVESTMENTS, at cost.....	-	-	(183,406)	-
PROPERTY, PLANT AND EQUIPMENT:				
In service................................	8,315	-	-	189,309
Construction work in progress.............	436	-	-	638
Total property, plant and equipment.....	8,751	-	-	189,947
Less accumulated depreciation.........	1,017	-	-	27,561
Net property, plant and equipment........	7,734	-	-	162,386
DEFERRED CHARGES:				
Other.....................................	171	71,000	(72,058)	12,913
TOTAL ASSETS................................	$ 11,111	$ 73,436	$ (302,607)	$ 184,462

24

Exhibit A

NOARK Pipeline System LP
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Arkansas Western Pipeline, L.L.C.	NOARK Energy Services, L.L.C.
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates.............	$ 10,579	$ -	$ -	$ 29,564
Accounts payable.........................	-	32	-	4
Accrued taxes............................	-	803	-	-
Accrued interest.........................	-	-	-	-
Long-term debt due within one year........	2,000	-	-	-
Other....................................	-	3	-	-
Total current liabilities..............	12,579	838	-	29,568
LONG-TERM DEBT.............................	71,000	-	-	-
DEFERRED CREDITS AND OTHER LIABILITIES:				
Other....................................	-	636	-	-
STOCKHOLDERS' EQUITY:				
Common stockholders' equity..............	115,377	171,531	-	-
Retained earnings........................	(9,318)	39,879	-	(29,568)
Total stockholders' equity.............	106,059	211,410	-	(29,568)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..	$ 189,638	$ 212,884	$ -	$ -

(dollars in thousands)	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates.............	$ 3,657	$ -	$ (43,800)	$ -
Accounts payable.........................	4,456	-	(1,340)	3,152
Accrued taxes............................	7	-	-	810
Accrued interest.........................	-	435	-	435
Long-term debt due within one year........	-	2,000	(2,000)	2,000
Other....................................	-	-	-	3
Total current liabilities..............	8,120	2,435	(47,140)	6,400
LONG-TERM DEBT.............................	-	71,000	(71,000)	71,000
DEFERRED CREDITS AND OTHER LIABILITIES:				
Other....................................	1,426	-	(1,059)	1,003
STOCKHOLDERS' EQUITY:				
Common stockholders' equity..............	2,019	1	(173,551)	115,377
Retained earnings........................	(454)	-	(9,857)	(9,318)
Total stockholders' equity.............	1,565	1	(183,408)	106,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..	$ 11,111	$ 73,436	$ (302,607)	$ 184,462

25

Exhibit A


NOARK Pipeline System LP
Consolidating Statement of Income
Year Ended December 31, 2001


(dollars in thousands)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Arkansas Western Pipeline, L.L.C.	NOARK Energy Services, L.L.C.
OPERATING REVENUES.........................	$ -	$ 23,554	$ 39	$ 50
COST OF GOODS SOLD.........................	-	914	-	6,561
Gross margin on revenues..................	-	22,640	39	(6,511)
Other operation and maintenance..........	(2,049)	5,756	3	1
Depreciation and amortization............	8	3,529	8	-
Taxes other than income..................	-	1,009	2	-
OPERATING INCOME (LOSS)...................	2,041	12,346	26	(6,512)
OTHER INCOME, NET..........................	-	25	-	-
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...	2,041	12,371	26	(6,512)
INTEREST INCOME (EXPENSES):				
Interest income..........................	126	-	-	-
Interest on long-term debt...............	(5,427)	(540)	(9)	-
Other interest charges...................	(2)	-	-	-
Net interest income (expenses).........	(5,303)	(540)	(9)	-
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.........................	(3,262)	11,831	17	(6,512)
INCOME FROM SUBSIDIARIES...................	3,015	-	-	-
NET INCOME (LOSS)..........................	$ (247)	$ 11,831	$ 17	$ (6,512)

(dollars in thousands)	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
OPERATING REVENUES...........................	$ 65,605	$ -	$ (6,786)	$ 82,462
COST OF GOODS SOLD...........................	67,115	-	(6,786)	67,804
Gross margin on revenues....................	(1,510)	-	-	14,658
Other operation and maintenance...........	490	-	-	4,201
Depreciation and amortization.............	311	-	-	3,856
Taxes other than income...................	18	-	-	1,029
OPERATING INCOME (LOSS)......................	(2,329)	-	-	5,572
OTHER INCOME, NET............................	8	-	-	33
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...	(2,321)	-	-	5,605
INTEREST INCOME (EXPENSES):				
Interest income...........................	-	5,315	(5,315)	126
Interest on long-term debt................	-	(5,315)	5,315	(5,976)
Other interest charges....................	-	-	-	(2)
Net interest income (expenses)..........	-	-	-	(5,852)
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.........................	(2,321)	-	-	(247)
INCOME FROM SUBSIDIARIES.....................	-	-	(3,015)	-
NET INCOME (LOSS)............................	$ (2,321)	$ -	$ (3,015)	$ 247

26

Exhibit A

NOARK Pipeline System LP
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

(dollars in thousands)	NOARK Pipeline System, LP	Ozark Gas Transmission, L.L.C.	Arkansas Western Pipeline, L.L.C.	NOARK Energy Services, L.L.C.
BALANCE AT BEGINNING OF PERIOD.............	$ (9,071)	$ 28,048	$ 629	$ (23,056)
ADD - net income (loss)....................	(247)	11,831	17	(6,512)
ADD - Merger of AWP, L.L.C.................	-	-	(646)	-
BALANCE AT END OF PERIOD...................	$ (9,318)	$ 39,879	$ -	$ (29,568)

(dollars in thousands)	Ozark Gas Gathering, L.L.C.	NOARK Pipeline Finance, L.L.C.	Consolidating Adjustments	NOARK Consolidated Statements
BALANCE AT BEGINNING OF PERIOD.............	$ 1,867	$ -	$ (7,488)	$ (9,071)
ADD - net income (loss)....................	(2,321)	-	(3,015)	(247)
ADD - Merger of AWP, L.L.C.................	-	-	646	-
BALANCE AT END OF PERIOD...................	$ (454)	$ -	$ (9,857)	$ (9,318)

27

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	Transok Holding, LLC	Transok, LLC	Transok Gas Gathering, LLC	Transok Gas Processing LLC
ASSETS				
CURRENT ASSETS:				
Accounts receivable - customers, less reserve of $1,162.......................	$ -	$ 13,314	$ 733	$ 1,467
Accounts receivable - affiliates...............	-	-	-	59,204
Accounts receivable - other....................	-	714	4	-
Fuel inventories...............................	-	9,833	-	-
Materials and supplies, at average cost.........	-	1,808	-	-
Accumulated deferred tax assets.................	-	-	-	-
Total current assets..........................	-	25,669	737	60,671
OTHER PROPERTY AND INVESTMENTS, at cost..........	(26,707)	333,343	-	-
PROPERTY, PLANT AND EQUIPMENT:				
In service.....................................	-	434,545	93,926	232,223
Construction work in progress..................	-	84	8,070	5,894
Total property, plant and equipment..........	-	434,629	101,996	238,117
Less accumulated depreciation..............	-	16,603	12,788	22,378
Net property, plant and equipment.............	-	418,026	89,208	215,739
DEFERRED CHARGES:				
Other..	-	9,628	151	327
TOTAL ASSETS.....................................	$ (26,707)	$ 786,666	$ 90,096	$ 276,737

(dollars in thousands)	Transok Gas LLC	Consolidating Adjustments	Transok Consolidated Statements
ASSETS			
CURRENT ASSETS:			
Accounts receivable - customers, less reserve of $1,162................	$ 10,023	$ -	$ 25,537
Accounts receivable - affiliates.........	52,152	(111,356)	-
Accounts receivable - other.............	-	-	718
Fuel inventories........................	-	-	9,833
Materials and supplies, at average cost..	-	-	1,808
Accumulated deferred tax assets.........	14	-	14
Total current assets..................	62,189	(111,356)	37,910
OTHER PROPERTY AND INVESTMENTS, at cost....	-	(306,606)	30
PROPERTY, PLANT AND EQUIPMENT:			
In service...............................	-	-	760,694
Construction work in progress...........	-	-	14,048
Total property, plant and equipment....	-	-	774,742
Less accumulated depreciation........	-	-	51,769
Net property, plant and equipment........	-	-	722,973
DEFERRED CHARGES:			
Other....................................	1,617	-	11,723
TOTAL ASSETS...............................	$ 63,806	$ (417,962)	$ 772,636

28

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

(dollars in thousands)	Transok Holding, LLC	Transok, LLC	Transok Gas Gathering, LLC	Transok Gas Processing, LLC
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable - affiliates.............	$ -	$ 585,400	$ 18,572	$ -
Accounts payable.........................	-	13,528	(10)	194
Accrued taxes............................	-	2,997	740	933
Accrued interest.........................	-	4,211	-	-
Long-term debt due within one year.......	-	50,000	-	-
Other....................................	-	4,402	16	8
Total current liabilities..............	-	660,538	19,318	1,135
LONG-TERM DEBT.............................	-	113,250	-	-
DEFERRED CREDITS AND OTHER LIABILITIES:				
Accumulated deferred income taxes........	-	31,582	18,684	48,966
Other....................................	-	8,003	-	-
Total deferred credits and other liabilities...........................	-	39,585	18,684	48,966
STOCKHOLDERS' EQUITY:				
Common stockholders' equity..............	-	-	61,155	202,713
Retained earnings........................	(26,707)	(26,707)	(9,061)	23,923
Total stockholders' equity.............	(26,707)	(26,707)	52,094	226,636
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..	$ (26,707)	$ 786,666	$ 90,096	$ 276,737

(dollars in thousands)	Transok Gas LLC	Consolidating Adjustments	Transok Consolidated Statements
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable - affiliates.............	$ -	$ (111,356)	$ 492,616
Accounts payable.........................	9,111	-	22,823
Accrued taxes............................	112	-	4,782
Accrued interest.........................	-	-	4,211
Long-term debt due within one year........	-	-	50,000
Other....................................	-	-	4,426
Total current liabilities..............	9,223	(111,356)	578,858
LONG-TERM DEBT..............................	-	-	113,250
DEFERRED CREDITS AND OTHER LIABILITIES:			
Accumulated deferred income taxes.........	-	-	99,232
Other....................................	-	-	8,003
Total deferred credits and other liabilities...........................	-	-	107,235
STOCKHOLDERS' EQUITY:			
Common stockholders' equity..............	49,662	(313 530)	-
Retained earnings........................	4,921	6,924	(26,707)
Total stockholders' equity.............	54,583	(306,606)	(26,707)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..	$ 63,806	$ (417,962)	$ 772,636

29

Exhibit A


Transok Holding, LLC
Consolidating Statement of Income
Year Ended December 31, 2001


(dollars in thousands)	Transok Holding, LLC	Transok, LLC	Transok Gas Gathering, LLC	Transok Gas Processing, LLC
OPERATING REVENUES...........................	$ -	$ 96,190	$ 10,809	$ 134,855
COST OF GOODS SOLD...........................	-	49,241	-	112,118
Gross margin on revenues...................	-	46,949	10,809	22,737
Other operation and maintenance..........	-	12,745	11,797	16,315
Depreciation and amortization............	-	6,565	5,513	9,390
Taxes other than income..................	-	5,981	1,839	2,048
OPERATING INCOME (LOSS)....................	-	21,658	(8,340)	(5,016)
OTHER INCOME (EXPENSES), NET...............	-	346	88	(7)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...	-	22,004	(8,252)	(5,023)
INTEREST INCOME (EXPENSES):				
Interest income..........................	-	89	-	-
Interest on long-term debt...............	-	(13,004)	-	-
Other interest charges...................	-	(39,996)	-	-
Net interest income (expenses).........	-	(52,911)	-	-
INCOME (LOSS) BEFORE TAXES.................	-	(30,907)	(8,252)	(5,023)
INCOME TAX EXPENSE (BENEFIT)...............	-	(11,864)	(3,203)	(1,907)
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES........................	-	(19,043)	(5,049)	(3,116)
LOSS FROM SUBSIDIARIES.....................	(25,830)	(6,787)	-	-
NET INCOME (LOSS)...........................	$ (25,830)	$ (25,830)	$ (5,049)	$ (3,116)

(dollars in thousands)	Transok Gas LLC	Consolidating Adjustments	Transok Consolidated Statements
OPERATING REVENUES...........................	$ 505,022	$ (230,821)	$ 516,055
COST OF GOODS SOLD:	502,343	(230,821)	432,881
Gross margin on revenues....................	2,679	-	83,174
Other operation and maintenance...........	201	-	41,058
Depreciation and amortization.............	-	-	21,468
Taxes other than income...................	236	-	10,104
OPERATING INCOME (LOSS).....................	2,242	-	10,544
OTHER INCOME (EXPENSES), NET................	-	-	427
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...	2,242	-	10,971
INTEREST INCOME (EXPENSES):			
Interest income...........................	-	-	89
Interest on long-term debt................	-	-	(13,004)
Other interest charges....................	-	-	(39,996)
Net interest income (expenses)..........	-	-	(52,940)
INCOME (LOSS) BEFORE TAXES..................	2,242	-	(41,940)
INCOME TAX EXPENSE (BENEFIT)................	864	-	(16,110)
NET INCOME (LOSS) BEFORE CONTRIBUTION FROM SUBSIDIARIES.........................	1,378	-	(25,830)
LOSS FROM SUBSIDIARIES......................	-	32,617	-
NET INCOME (LOSS)...........................	$ 1,378	$ 32,617	(25,830)

30

Exhibit A

Transok Holding, LLC
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

(dollars in thousands)	Transok Holding, LLC	Transok, LLC	Transok Gas Gathering, LLC	Transok Gas Processing, LLC
BALANCE AT BEGINNING OF PERIOD.............	$ (877)	$ (877)	$ (4,012)	$ 27,039
ADD - net income (loss).....................	(25,830)	(25,830)	(5,049)	(3,116)
BALANCE AT END OF PERIOD...................	$ (26,707)	$ (26,707)	$ (9,061)	$ 23,923

(dollars in thousands)	Transok Gas LLC	Consolidating Adjustments	Transok Consolidated Statements
BALANCE AT BEGINNING OF PERIOD.............	$ 3,543	$ (25,693)	$ (877)
ADD - net income (loss).....................	1,378	32,617)	(25,830)
BALANCE AT END OF PERIOD...................	$ 4,921	$ 6,924)	$ (26,707)

31